Exhibit 99.1

VIA optronics AG Reports Preliminary Unaudited Second Quarter 2022 Results

Top-line increased by 10.1% year-over-year, exceeding prior guidance

Expects revenue growth between 5% and 10% for the full year 2022

Nuremberg, Germany: September 29, 2022 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced preliminary unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

●	Total revenue increased 10.1% year-over-year to €48.1 million
●	Display Solutions revenue increased 15.5% year-over-year to €43.2 million
●	Total gross profit margin of 8.5%
●	Announced plans for new production site in Philippines to support growth strategy with competitive cost structure and favorable conditions for a cost-optimized production location
●	Initiated cost containment and pricing initiatives designed to combat inflationary pressures and drive margin improvement in the second half of 2022 and beyond

Jürgen Eichner, CEO & Founder of VIA commented, “We are pleased to announce a 10.1% year-over-year increase in revenue despite global component shortages and ongoing logistics challenges. Furthermore, we remain encouraged by the strength of our growing project pipeline as we continue to capitalize on the expansion in each of the market segments that we serve. We continue to execute our previously announced performance enhancement, which include both internal measures such as improving production efficiencies and streamlining resources, as well as actions related to customer pricing and supplier agreements to improve the Company’s profitability and cash flow.”

Second Quarter 2022 Results

Total revenue of €48.1 increased by 10.1% from €43.7 million in the second quarter 2021, driven by growth in the Display Solutions segment.

Display Solutions revenue of €43.2 million increased by 15.5% from €37.4 million in the second quarter 2021, driven by stronger demand across all end markets and ongoing production ramp-up.

●	Revenue from the automotive end market increased 54%, compared to the second quarter 2021, and accounted for 46% of Display Solutions revenue
●	Revenue related to the Industrial and Specialized Applications end market decreased 22%, compared to the second quarter 2021 and accounted for 30% of Display Solutions revenue
●	Revenue related to the Consumer end market increased 37% compared to the second quarter 2021 and accounted for 24% of Display Solutions revenue

Sensor Technologies revenue of €4.9 million decreased by 21.8% from €6.3 million in the second quarter 2021, due to a decline in demand.

Total gross profit margin decreased to 8.5% from 14.0% in the second quarter of 2021, due to higher logistic costs throughout the value chain and margin pressure.

●	Display Solutions gross profit margin of 6.5% decreased from 10.7% in the second quarter of 2021
●	Sensor Technologies gross profit margin of 31.8% decreased slightly from 34.4% in the second quarter of 2021, due to a decline in demand and lower utilization at the production facility in Japan

Research and development (R&D) expenses decreased to €1.7 million from €2.0 million in the second quarter of 2021, as the Company utilized more internal R&D services.

Selling expenses remained stable at €1.2 million. General and administrative expenses of €6.5 million increased from €4.9 million.

Operating loss was €1.2 million, compared to operating loss of €3.1 million in the second quarter 2021.

Net loss was €1.4 million, or €0.31 per basic and diluted share in the second quarter of 2022, compared to a net loss of €4.0 million, or €0.88 per basic and diluted share in the second quarter of 2021.

EBITDA loss was €0.1 million in the second quarter of 2022, compared to EBITDA loss of €1.9 million in the second quarter of 2021, positively influenced by foreign exchange gains.

●	Display Solutions EBITDA loss was €0.3 million in the second quarter of 2022, compared to EBITDA of €0.9 million in the second quarter of 2021
●	Sensor Technologies EBITDA was €0.3 million in the second quarter of 2022, compared to EBITDA of €1.6 million in the second quarter of 2021
●	Other segments’ EBITDA loss was €0.1 million, compared to EBITDA loss of €4.4 million in the second quarter of 2021

Cash and cash equivalents were €53.3 million as of June 30, 2022, compared to €47.1 million as of March 31, 2022. The increase was driven by improved working capital management.

The Company has recognized an indicaton of an impairment during the second quarter due to a market capitalization of VIA below equity as of June 30, 2022. As such, the Company has commenced a goodwill impairment test according to IAS 36.8, which is not yet finalized.The financial results for the three-month ended June 30, 2022 included in this release are therefore preliminary and may be subject to change. The preliminary financial results should not be viewed as a substitute for the company´s second quarter 2022 results and do not present all information necessary for an understanding of VIA´s financial performance as of June 30, 2022.

Outlook

For the third quarter of 2022, VIA expects to achieve total revenue of €44 million to €49 million. For full year 2022, the Company expects to achieve revenue growth between 5% to 10% compared to 2021.

Dr. Markus Peters, CFO of VIA optronics, commented, “Our top line growth underlines the demand for our solutions across customer segments in the market. We will continue to implement the necessary portfolio adjustments and internal measures to improve profitability and cash flow, with various cost savings and performance improvement projects expected to take first effects during the second half of the year. Our balance sheet remains strong with €53.3 million in cash and cash equivalents at the end of the second quarter, which provides us financial flexibility and runway to pursue our growth objectives.”

Conference Call

VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time today, September 29, 2022.

The dial-in numbers for the call are 1-646-664-1960 (USA), 032-22109-8334 (Germany), 020-3936-2999 (United Kingdom), or +44 20-3936-2999 (Other). The access code for the call is 342730. Please ask to be connected to the VIA Optronics AG call when prompted by the operator.

The live webcast of the call, along with the Company’s earnings press release, can be accessed through the VIA Investor Relations website at https://investors.via-optronics.com. Following the conference call, an archived version of the webcast will also be available on the Investor Relations section of the Company’s website shortly after the live call ends.

About VIA:

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations

Sam Cohen or Lisa Fortuna

Alpha IR Group

Phone: +1 312-445-2870

VIAO@alpha-ir.com

Media Contact

Alexandra Müller-Plötz

Phone: +49 911 597 575-302

Amueller-ploetz@via-optronics.com

VIA optronics AG

Consolidated Statement of Financial Position

	June 30,	December 31,
Millions of EUR	2022 unaudited	2021
Assets

Non-current assets	27.5	27.8
Intangible assets	3.4	4.2
Property and equipment	21.4	21.5
Other financial assets	1.3	1.1
Deferred tax assets	1.4	1.0

Current assets	132.6	133.9
Inventories	40.3	35.9
Trade accounts receivables	31.5	31.1
Current tax assets	0.2	0.6
Other financial assets	—	—
Other non-financial assets	7.3	8.3
Cash and cash equivalents	53.3	58.0

Total assets	160.1	161.7

Equity and liabilities

Equity attributable to equity holders of the parent	58.2	65.0
Share capital	4.5	4.5
Subscribed capital	—	—
Capital reserve	88.5	88.5
(Accumulated Deficit) / Retained earnings	(32.0)	(26.8)
Currency translation reserve	(2.8)	(1.2)

Non-controlling interests	0.6	0.5

Total Equity	58.8	65.5

Non-current liabilities	7.1	8.8
Loans	0.2	0.7
Provisions	0.2	0.1
Lease liabilities	6.7	8.0
Deferred tax liabilities	—	—

Current liabilities	94.2	87.4
Loans	39.2	34.6
Trade accounts payable	33.1	33.4
Current tax liabilities	0.6	1.4
Provisions	1.1	1.1
Lease liabilities	2.5	2.0
Other financial liabilities	10.7	7.3
Other non-financial liabilities	7.0	7.6

Total equity and liabilities	160.1	161.7

VIA optronics AG

Consolidated Statements of Operations Data

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Millions of EUR	2022 unaudited	2021* unaudited	2022 unaudited	2021* unaudited
Revenue	48.1	43.7	100.7	85.1

Cost of sales	(44.0)	(37.6)	(92.7)	(74.2)

Gross profit	4.1	6.1	8.0	10.9

Selling expenses	(1.2)	(1.2)	(2.5)	(2.5)

General administrative expenses	(6.5)	(4.9)	(11.9)	(9.7)

Research and development expenses	(1.7)	(2.0)	(3.2)	(3.0)

Other operating income	7.6	0.7	9.0	4.1

Other operating expenses	(3.5)	(1.8)	(3.8)	(2.2)

Operating (loss)/income	(1.2)	(3.1)	(4.4)	(2.4)

Financial result	(0.4)	(0.3)	(0.7)	(0.6)

(Loss)/Profit before tax	(1.6)	(3.4)	(5.1)	(3.0)

Income tax expenses or income	0.2	(0.6)	—	(0.8)

Net (loss)/profit after taxes from continuing operations	(1.4)	(4.0)	(5.1)	(3.8)
Adjustments:
Financial result	(0.4)	(0.3)	(0.7)	(0.6)

Income tax expenses or income	0.2	(0.6)	—	(0.8)

Depreciation	1.1	1.2	3.3	3.0

EBITDA	(0.1)	(1.9)	(1.1)	0.6

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. Should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Renminbi, respectively to US dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis. Q1 2021 and Q2 2021 figures have been revised with respect to the change in functional currency.

VIA optronics AG

Earnings Per Share

	Three	Three
	Months	Months
	Ended	Ended
	June 30,	June 30,
EUR	2022 unaudited	2021* unaudited
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders)	(1.4)	(4.0)
Weighted average of shares outstanding	4,530,701	4,530,701
Earnings/(loss) per share in EUR (basic and diluted)	(0.31)	(0.88)

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Renminbi, respectively to US dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis. Q1 2022 and Q2 2021 figures have been revised with respect to the change in functional currency.

VIA optronics AG

Segment Information**

2022:

Six Months Ended
June 30, 2022 unaudited	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	89.9	10.8	—	100.7	—	100.7

Inter-segment revenues	0.3	2.9	—	3.2	(3.2)	—

Total revenues	90.2	13.7	—	103.9	(3.2)	100.7

Gross profit	5.5	2.8	—	8.3	(0.3)	8.0

Operating income (loss)	(2.6)	0.3	(2.1)	(4.4)	—	(4.4)

Depreciation and amortization	2.0	1.2	0.1	3.3	—	3.3

EBITDA	(0.6)	1.5	(2.0)	(1.1)	—	(1.1)

Three Months Ended
June 30, 2022 unaudited	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	43.2	4.9	—	48.1	—	48.1

Inter-segment revenues	0.2	1.6	—	1.8	(1.8)	—

Total revenues	43.4	6.5	—	49.9	(1.8)	48.1

Gross profit	2.8	1.6	—	4.4	(0.3)	4.1

Operating income (loss)	(1.3)	0.3	(0.2)	(1.2)	—	(1.2)

Depreciation and amortization	1.0	—	0.1	1.1	—	1.1

EBITDA	(0.3)	0.3	(0.1)	(0.1)	—	(0.1)

2021:

Six Months Ended
June 30, 2021* unaudited	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	73.1	12.0	—	85.1	—	85.1

Inter-segment revenues	—	2.3	—	2.3	(2.3)	—

Total revenues	73.1	14.3	—	87.4	(2.3)	85.1

Gross profit	7.6	3.3	—	10.9	—	10.9

Operating income (loss)	—	1.1	(3.5)	(2.4)	—	(2.4)

Depreciation and amortization	1.5	1.5	—	3.0	—	3.0

EBITDA	1.5	2.6	(3.5)	0.6	—	0.6

Three Months Ended
June 30, 2021* unaudited	Display	Sensor	Other	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	37.4	6.3	—	43.7	—	43.7

Inter-segment revenues	—	1.2	—	1.2	(1.2)	—

Total revenues	37.4	7.5	—	44.9	(1.2)	43.7

Gross profit	4.0	2.1	—	6.1	—	6.1

Operating income (loss)	0.2	1.1	(4.4)	(3.1)	—	(3.1)

Depreciation and amortization	0.7	0.5		1.2	—	1.2

EBITDA	0.9	1.6	(4.4)	(1.9)	—	(1.9)

*Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies. Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Renminbi, respectively to US dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis. Q1 2021 and Q2 2021 figures have been revised with respect to the change in functional currency.

**Segments
Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (CODM). The CODM is comprised of the CEO and the CFO of VIA. Since the acquisition of VTS in 2018, the Group reports two reportable segments: “Display Solutions” and “Sensor Technologies”. Based on the further development of the Group and the strengthening of the group-wide holding functions of VIA optronics AG, VIA optronics AG is from 2021 on no longer aggregated as part of the reportable segment Display Solutions but reported as “Other segments”. Q1 2021 and Q2 2021 figures have been revised accordingly.